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                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                               THIRD QUARTER 2001

         THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2000.

         CERTAIN STATEMENTS CONTAINED IN THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS BELIEVES, ANTICIPATES, ESTIMATES, EXPECTS, AND WORDS OF SIMILAR IMPORT, CONSTITUTE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S FILINGS WITH SEDAR AND THE U.S. SECURITIES AND EXCHANGE COMMISSION.

GENERAL

         Celestica is a leading provider of electronics manufacturing services to OEMs worldwide and is the third-largest EMS provider in the world with 2000 revenue of $9.8 billion. Celestica provides a wide variety of products and services to its customers, including the high-volume manufacture of complex PCAs and the full system assembly of final products. In addition, the Company is a leading-edge provider of design, repair and engineering services, supply chain management and power products. Celestica operates facilities in North America, Europe, Asia and Latin America.

         Celestica prepares its financial statements in accordance with accounting principles which are generally accepted in Canada with a reconciliation to accounting principles generally accepted in the United States, as disclosed in Note 24 to the fiscal 2000 Consolidated Financial Statements.

ACQUISITIONS

         A significant portion of Celestica's growth has been generated by the strengthening of its customer relationships and increasing the breadth of service offerings through facility and business acquisitions.

2000 ACQUISITIONS:

         In February and May, 2000, the Company acquired certain assets from the Enterprise Systems Group and Microelectronics Division of IBM in Rochester, Minnesota and Vimercate and Santa Palomba, Italy, respectively, for a total purchase price of $470 million. The purchase price, including capital assets, working capital and intangible assets, was financed with cash on hand. The Company signed two three-year strategic supply agreements with IBM to provide a complete range of electronics manufacturing services. The Rochester, Minnesota operation provides printed circuit board assembly and test services. The Vimercate operation provides printed circuit board assembly services and the Santa Palomba operation provides system assembly services. Approximately 1,800 employees joined Celestica.

         In June 2000, Celestica acquired NDB Industrial Ltda., NEC Corporation's wholly-owned manufacturing subsidiary in Brazil. The Company signed a five-year supply agreement to manufacture NEC communications network equipment for the Brazilian market. Approximately 680 employees joined Celestica. This acquisition enhanced the Company's presence in South America and put Celestica in a leadership position with communications and Internet infrastructure customers. In August 2000, the Company acquired Bull Electronics Inc., the North American contract manufacturing operation of Groupe Bull of France. The operations, which are located in Lowell, Massachusetts, have enhanced the Company's service offerings in the New England area. In November 2000, Celestica acquired NEC Technologies (UK) Ltd., in Telford, UK, which enhanced the Company's wireless


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communications capacity in Europe. The aggregate price for these three acquisitions in 2000 was $170 million. In 2000, Celestica established a greenfield operation in Singapore.

2001 ACQUISITIONS:

         In January 2001, Celestica acquired Excel Electronics, Inc. through a merger with Celestica (U.S.) Inc. which enhanced the Company's prototype service offering in the Southern region of the United States. In February 2001, Celestica acquired certain manufacturing assets in Dublin, Ireland and Mt. Pleasant, Iowa from Motorola Inc. and signed a three-year supply agreement. Approximately 1,150 employees joined Celestica. This acquisition expanded the Company's business relationship with Motorola, a leading telecom wireless customer. In March 2001, Celestica acquired certain assets relating to a repair business from N.K. Techno Co. Ltd , which expanded the Company's presence in Japan. Celestica also established a greenfield operation in Shanghai.

         In May 2001, Celestica acquired certain assets from Avaya Inc. in Little Rock, Arkansas and Denver, Colorado and in August 2001 acquired certain assets in Saumur, France. The Company signed a five-year supply agreement with Avaya which positioned Celestica as Avaya's primary outsourcing partner in the area of printed circuit board and system assembly, and test, repair and supply chain management for a broad range of its telecommunications products. In June 2001, Celestica acquired Sagem CR s.r.o. in the Czech Republic, from Sagem SA, of France which enhanced the Company's presence in Central Europe.

         In August 2001, Celestica acquired Primetech Electronics Inc. (Primetech), an electronics manufacturer in Canada. This acquisition provided Celestica with additional high complexity manufacturing capability and an expanded global customer base. The former shareholders of Primetech received
0.22 subordinate voting shares of Celestica for each share of Primetech. The total purchase price of $179 million was financed primarily with the issuance of 3,428,319 subordinate voting shares of the Company and the issuance of options to purchase 268,299 subordinate voting shares of the Company.

         In August 2001, Celestica acquired certain assets in Columbus, Ohio and Oklahoma City, Oklahoma from Lucent Technologies Inc. for a total purchase price of approximately $572 million, subject to adjustments. The Company signed a five-year supply agreement with Lucent, which positioned Celestica as the leading EMS provider for Lucent's North American switching, access and wireless networking systems products.

         The aggregate purchase price for acquisitions completed in the first three quarters of 2001 was $1,060 million, of which $879 million was financed with cash.

         In October 2001, Celestica acquired Omni Industries Limited (Omni). Omni is an EMS provider, headquartered in Singapore, with locations in Singapore, Malaysia, China, Indonesia and Thailand. Omni is also represented in the United States and Mexico, and has approximately 9,000 employees. Omni provides printed circuit board assembly and system assembly services, as well as other related supply chain services including plastic injection molding, Integrated Circuit equipment, substrates and distribution. Omni manufactures products for industry leading OEMs in the PC, storage and communications sectors. The acquisition has significantly enhanced Celestica's EMS presence in Asia. The former shareholders of Omni received 0.045 subordinate voting shares of Celestica or a cash payment of S$4.25, for each share of Omni. The total purchase price of approximately $890 million was financed with the issuance of approximately 9.2 million subordinate voting shares of the Company and approximately $475 million in cash.

         Consistent with its past practices and as a normal course of business, Celestica may be engaged in ongoing discussions with respect to several possible acquisitions of widely varying sizes, including small single facility acquisitions, significant multiple facility acquisitions and corporate acquisitions. Celestica has identified several possible acquisitions that would enhance its global operations, increase its penetration in several industries and establish strategic relationships with new customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to continue any current discussions and actively pursue other acquisition opportunities.

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RESULTS OF OPERATIONS

         Celestica's revenue and margins can vary from period to period as a result of the level of business volumes, seasonality of demand, component supply availability, and the timing of acquisitions. There is no certainty that the historical pace of Celestica's acquisitions will continue in the future.

         Celestica's contracts with its key customers generally provide a framework for its overall relationship with the customer. Actual production volumes are based on purchase orders for the delivery of products. These orders typically do not commit to firm production schedules for more than 30 to 90 days in advance. Celestica minimizes it's risk relative to its inventory by ordering materials and components only to the extent necessary to satisfy existing customer orders. Celestica is largely protected from the risk of inventory cost fluctuations as these costs are generally passed through to customers.

         Celestica's annual and quarterly operating results are primarily affected by the level and timing of customer orders, fluctuations in materials costs, and relative mix of value add products and services. The level and timing of a customer's orders will vary due to the customer's attempt to balance its inventory, changes in its manufacturing strategy and variation in demand for its products. Celestica's annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, manufacturing effectiveness and efficiency, the degree of automation used in the assembly process, the ability to manage inventory and capital assets effectively, the timing of expenditures in anticipation of increased sales, the timing of acquisitions and related integration costs, customer product delivery requirements and shortages of components or labour. Historically, Celestica has experienced some seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter.

         The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

                                                     THREE MONTHS ENDED    NINE MONTHS ENDED
                                                        SEPTEMBER 30          SEPTEMBER 30
                                                     ------------------    -----------------
                                                       2000       2001       2000       2001
                                                     --------     ------     ------     ------
    Revenue.....................................       100.0%     100.0%     100.0%     100.0%
    Cost of sales...............................        92.9       93.2       93.0       92.9
                                                       -----      -----      -----      -----
    Gross profit................................         7.1        6.8        7.0        7.1
    Selling, general and administrative expenses         3.3        3.6        3.4        3.4
    Amortization of intangible assets...........         1.0        1.5        1.0        1.2
    Integration costs related to acquisitions...         0.2        0.5        0.2        0.3
    Other charges ..............................          -         3.6         -         1.8
                                                       -----      -----      -----      -----
    Operating income (loss).....................         2.6       (2.4)       2.4        0.4
    Interest income, net........................        (0.2)      (0.2)      (0.2)      (0.2)
                                                       ------     ------     ------     ------
    Earnings (loss) before income taxes.........         2.8       (2.2)       2.6        0.6
    Income taxes (recovery)  ...................         0.7       (0.4)       0.7        0.2
                                                       -----      -----      -----      -----
    Net earnings (loss).........................         2.1%      (1.8)%      1.9%       0.4%
                                                       =====      =====      =====      =====


ADJUSTED NET EARNINGS

         As a result of the significant number of acquisitions made by Celestica over the past few years, management of Celestica uses adjusted net earnings as a measure of operating performance on an enterprise-wide basis. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and other intangible assets) and the related income tax effect of these adjustments. Adjusted net earnings is not a measure of performance under Canadian GAAP or U.S. GAAP. Adjusted net earnings should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian GAAP

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or U.S. GAAP or as a measure of operating performance or profitability. The following table reconciles net earnings to adjusted net earnings:


                                                          THREE MONTHS ENDED          NINE MONTHS ENDED
                                                              SEPTEMBER 30               SEPTEMBER 30
                                                        ---------------------       ---------------------
                                                          2000         2001          2000           2001
                                                        --------     --------       -------       -------
                                                            (IN MILLIONS)              (IN MILLIONS)

      Net earnings  (loss) .......................       $  55.7      $ (38.7)      $ 123.2       $  32.0
      Amortization of intangible assets...........          25.6         32.2          60.1          89.9
      Integration costs related to acquisitions...           4.8         10.0          10.4          20.1
      Other charges ..............................           -           79.6           -           136.6
      Income tax effect of above..................          (2.2)       (18.4)         (6.5)        (33.5)
                                                         -------      -------       -------       -------
      Adjusted net earnings.......................       $  83.9      $  64.7       $ 187.2       $ 245.1
                                                         =======      =======       =======       =======
      As a percentage of revenue                             3.2%         2.9%          3.0%          3.2%
                                                         =======      =======       =======       =======


REVENUE

         Revenue decreased 15% to $2,203.0 million for the three months ended September 30, 2001 from $2,600.1 million for the same period in 2000. Revenue for the nine months ended September 30, 2001 increased 20% to $7,556.2 million from $6,304.3 million for the same period in 2000. Organic revenue for the quarter declined both sequentially and year-to-year due to continued softening of end-markets. This was offset by a positive contribution from acquisition revenue, primarily from customers in the communications industry.

         Revenue from the Americas operations decreased 16% to $1,442.7 million for the three months ended September 30, 2001 from $1,717.9 million for the same period in 2000 and increased 10% to $4,851.1 million for the nine months ended September 30, 2001 from $4,397.9 million for the same period in 2000. Revenue from European operations decreased 16% to $641.6 million for the three months ended September 30, 2001 from $764.3 million for the same period in 2000 and increased 46% to $2,385.5 million for the nine months ended September 30, 2001 from $1,637.2 million for the same period in 2000. Revenue from Asian operations decreased 23% to $163.8 million for the three months ended September 30, 2001 from $213.2 million for the same period in 2000 and increased 3% to $575.7 million for the nine months ended September 30, 2001 from $559.1 million for the same period in 2000. Inter-segment revenue for the three and nine months ended September 30, 2001 was $45.3 million and $256.2 million, respectively, compared to $95.3 million and $289.8 million for the same periods in 2000. The decrease in third quarter revenue in 2001 compared to 2000, for all geographies, was a result of the continued end-market softening.

         Revenue from customers in the communications industry for the three and nine months ended September 30, 2001 was 38% and 34% of revenue, respectively, compared to 32% and 31% of revenue for the same periods in 2000. Revenue from customers in the server-related business for the three and nine months ended September 30, 2001 was 30% and 32% of revenue, respectively, compared to 33% and 30% of revenue for the same periods in 2000. The communications sector benefited this quarter from our recent acquisitions.

         The following customers represented more than 10% of total revenue for each of the indicated periods:


                                  THREE               NINE
                               MONTHS ENDED       MONTHS ENDED
                               SEPTEMBER 30        SEPTEMBER 30
                              --------------      -------------
                              2000      2001      2000     2001
                              ----      ----      ----     ----
Sun Microsystems....            X         X         X        X
IBM.................            X         X         X        X
Lucent .............                      X
Hewlett-Packard.....                                X


         Celestica's top five customers represented in the aggregate 67% and 65% of total revenue for the three and nine months ended September 30, 2001, respectively, compared to 70% and 68% of total revenue for the same periods last year. The Company is dependent upon continued revenue from its top five customers. There can be no

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guarantee that revenue from these or any other customers will not increase or decrease as a percentage of consolidated revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations.

GROSS PROFIT

         Gross profit decreased 19% to $149.5 million for the three months ended September 30, 2001 from $183.5 million for the same period in 2000. Gross margin decreased to 6.8% for the three months ended September 30, 2001 from 7.1% for the same period in 2000. Margins decreased in the quarter due to the excess capacity created by the decrease in volumes. Gross profit increased 22% to $535.0 million for the nine months ended September 30, 2001 from $439.9 million for the same period in 2000. Gross margin increased to 7.1% for the nine months ended September 30, 2001 from 7.0% for the same period in 2000. On a year-to-date basis, margins improved due to supply chain initiatives, continued focus on costs and the restructuring program.

         For the foreseeable future, the Company's gross margin is expected to depend primarily on product mix, production efficiencies, utilization of manufacturing capacity, start-up activity, new product introductions, and pricing within the electronics industry. Over time, gross margins at individual sites and for the Company as a whole are expected to fluctuate. Changes in product mix, additional costs associated with new product introductions and price erosion within the electronics industry could adversely affect the Company's gross margin. Also, the availability of raw materials, which are subject to lead time and other constraints, could possibly limit the Company's revenue growth.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative (SG&A) expenses decreased 7% for the three months ended September 30, 2001 to $79.4 million (3.6% of revenue) from $85.1 million (3.3% of revenue) for the same period in 2000. The decrease in SG&A expenses for the quarter is consistent with the lower revenue levels, partially offset by increased expenses from acquired operations. SG&A expenses increased 18% for the nine months ended September 30, 2001 to $254.9 million (3.4% of revenue) from $216.6 million (3.4% of revenue) for the same period in 2000. The increase in expenses on a year-to-date basis was primarily due to operations acquired during 2000 and 2001. Year-to-date SG&A expenses continue to increase year over year at a slower rate than revenue.

         Research and development (R&D) costs of $7.2 million (0.3% of revenue) were incurred for the three months ended September 30, 2001 compared to $5.1 million (0.2% of revenue) for the same period in 2000. R&D costs for the nine months ended September 30, 2001 were $16.1 million, compared to $14.3 million for the same period of 2000.

INTANGIBLE ASSETS AND AMORTIZATION

         Amortization of intangible assets increased to $32.2 million for the three months ended September 30, 2001 from $25.6 million for the same period in 2000. Amortization of intangible assets increased to $89.9 million for the nine months ended September 30, 2001 from $60.1 million for the same period in 2000. The increase is attributable to the intangible assets arising from the 2000 and 2001 acquisitions.

         At September 30, 2001, intangible assets represented 13% of Celestica's total assets compared to 10% at December 2000.

         Effective July 1, 2001, the Company adopted the new accounting standards for "Business Combinations" and "Goodwill and Other Intangible Assets" as they related to acquisitions consummated after June 30, 2001. Accordingly, the goodwill related to the acquisition of Primetech will not be amortized. See "Recent Accounting Developments".

INTEGRATION COSTS RELATED TO ACQUISITIONS

         Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution processes to accommodate new

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customers and salaries of personnel directly involved with integration activities. All of the integration costs incurred related to newly acquired facilities, and not to the Company's existing operations.

         Integration costs were $10.0 million and $20.1 million for the three and nine months ended September 30, 2001 compared to $4.8 million and $10.4 million for the same periods in 2000. The integration costs incurred in 2001 primarily relate to the Motorola, IBM and Avaya acquisitions.

         Integration costs vary from period to period due to the timing of acquisitions and related integration activities. Celestica expects to incur additional integration costs in 2001 as it completes the integration of its 2000 and 2001 acquisitions. Celestica will incur future additional integration costs as the Company continues to make acquisitions as part of its growth strategy.

OTHER CHARGES

         Other charges are non-recurring items or items that are unusual in nature. For the three and nine months ended September 30, 2001, Celestica incurred $79.6 million and $136.6 million, respectively, in other charges. Of the $79.6 million, $43.5 million relates to restructuring and $36.1 million relates to a non-cash charge to write-down the carrying value of certain assets, primarily goodwill and other intangible assets.

         The Company has been impacted by numerous order reductions, reschedulings and cancellations since the beginning of the year. The Company believes that this is consistent with the EMS industry in general. This resulted in a sequential decline in revenue from the fourth quarter of 2000 to the first quarter of 2001, flat revenue from the first to the second quarter and a sequential decline in revenue from the second to third quarter of 2001. The Company has taken actions to resolve surpluses as a result of the current end-market slowdown.

         These restructuring actions included facility consolidations and workforce reductions. Employee terminations were made across all geographic regions with the majority being manufacturing and plant employees. The Company took a non-cash charge to write-down certain long-lived assets in Canada, the United States, Europe and Mexico, which became impaired as a result of the rationalization of facilities. These asset impairments relate to goodwill, machinery and equipment, buildings and improvements.

         A further description of the charges taken is included in Note 5 to the interim consolidated financial statements for September 30, 2001 contained in the Company's quarterly filings.

         To further optimize global capacity, the Company will be expanding its cost cutting initiatives and expects to record an additional pre-tax charge of between $100 million and $130 million in the fourth quarter. The Company expects to benefit from the restructuring measures through margin improvements and reduced operating costs in the upcoming quarters. The Company expects to complete the major components of the restructuring plan by the end of 2002. Cash outlays are funded from cash on hand.

         Celestica did not incur other charges in 2000.

INTEREST INCOME, NET

         Interest income, net of interest expense, for the three and nine months ended September 30, 2001 amounted to $5.1 million and $11.0 million, respectively, compared to $5.2 million and $13.3 million for the same periods in 2000. The Company continued to earn interest income on its cash balances which more than offset the interest expense incurred on the Company's Senior Subordinated Notes.

INCOME TAXES

          Income tax recovery for the three months ended September 30, 2001 was $7.9 million, reflecting an effective tax rate of 17%, compared to an income tax expense of $17.5 million and an effective tax rate of 24% for the same period in 2000. The Company's effective tax rate decreased to 17% in the second quarter of 2001 as a result of the mix and volume of business in lower tax jurisdictions within Europe and Asia. These lower tax rates include special tax holidays or similar tax incentives that Celestica has negotiated with the respective tax authorities, as well as new tax arrangements that became effective in the second quarter.

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         Income tax expense for the nine months ended September 30, 2001 was
$12.6 million, reflecting an effective tax rate of 28%, compared to an income tax expense of $42.9 million and an effective tax rate of 26% for the same period in 2000. The year-to-date effective tax rate increased in 2001 due to the occurrence of losses in the third quarter tax effected at the Company's lower tax rate. Notwithstanding, the anomaly created by these losses in determining the year-to-date tax rate, the Company's current tax rate of 17% is expected to continue for the foreseeable future.

         Celestica has recognized a net deferred tax asset at September 30, 2001 of $99.7 million compared to $83.5 million at December 31, 2000. This relates to the recognition of net operating losses and future income tax deductions available to reduce future years' income for income tax purposes. Celestica's current projections demonstrate that it will generate sufficient taxable income in the future to realize the benefit of these deferred income tax assets in the carry-forward periods. These losses will expire over a 15-year period commencing in 2006.


LIQUIDITY AND CAPITAL RESOURCES

         For the three months ended September 30, 2001, operating activities provided Celestica with $449.7 million in cash compared to the use of cash from operating activities of $98.0 million for the same period in 2000. For the nine months ended September 30, 2001, operating activities provided Celestica with $401.1 million in cash compared to the use of cash of $238.4 million for the same period in 2000. Cash was generated from earnings, a reduction in inventory and the sale of $200 million in accounts receivable under a revolving facility which is available until September 2004.

         Investing activities for the nine months ended September 30, 2001 included capital expenditures of $162.1 million and $864.4 million for acquisitions. Investing activities for the nine months ended September 30, 2000 included capital expenditures of $163.9 million and $622.7 million for acquisitions. See "Acquisitions".

          In May 2001, Celestica issued 12.0 million subordinate voting shares for gross proceeds of $714.0 million less expenses and underwriting commissions of $10.0 million (pre-tax). In March 2000, Celestica issued 16.6 million subordinate voting shares for gross proceeds of $757.4 million less expenses and underwriting commissions of $26.8 million (pre-tax). In August 2000, Celestica issued Liquid Yield Option Notes with a principal amount at maturity of $1.8 billion payable August 1, 2020. Celestica received gross proceeds of $862.9 million less underwriting commissions of $19.4 million (pre-tax).


CAPITAL RESOURCES

         Celestica has two $250 million and one $500 million global, unsecured, revolving credit facilities totalling $1 billion, each provided by a syndicate of lenders. The credit facilities permit Celestica and certain designated subsidiaries to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. The credit facilities are available until July 2003, April 2004 and July 2005, respectively. Under the credit facilities:
Celestica is required to maintain certain financial ratios; its ability and that of certain of its subsidiaries to grant security interests, dispose of assets, change the nature of its business or enter into business combinations, is restricted; and a change in control is an event of default. No borrowings were outstanding under the revolving credit facilities at September 30, 2001 or December 31, 2000.

         The only other financial covenant in effect is a debt incurrence covenant contained in Celestica's Senior Subordinated Notes due 2006. This covenant is based on Celestica's fixed charge coverage ratio, as defined in the indenture governing the Senior Subordinated Notes.

         Celestica was in compliance with all debt covenants as at September 30, 2001 and December 31, 2000.

         Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under its credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. The Company expects capital spending for 2001 to be approximately $200 million to $225 million. At September 30, 2001, Celestica had committed $20 million in capital expenditures. In addition, Celestica regularly reviews acquisition opportunities, and may therefore require additional debt or equity financing.

         Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs and costs of locally sourced supplies and inventory) are primarily denominated in Canadian dollars, British pounds sterling, Euros and Mexican pesos. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. At September 30, 2001, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $1,353 million with expiry dates up to March 2003. The fair value of these contracts at September 30, 2001, was an unrealized gain of $15.4 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs and involves entering into contracts to sell U.S. dollars to purchase Canadian dollars, British pounds sterling, Mexican pesos, Singapore dollars and Euros at future dates. In general, these contracts extend for periods of less than 19 months. Celestica may, from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions, if entered into, will be successful.


RECENT DEVELOPMENTS

         In October 2001, Celestica announced that it would incur additional pre-tax restructuring charges of between $100 million to $130 million in the fourth quarter as it continues to rationalize its cost structure. See "Other charges".

         In October 2001, Celestica announced that it had closed the Omni acquisition. See "2001 Acquisitions".

RECENT ACCOUNTING DEVELOPMENTS

         The Financial Accounting Standards Board (FASB) has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 which amends SFAS No. 133. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The standard requires that all derivatives be recorded on the balance sheet at fair value. The Company will implement SFAS No. 133 for its year ended December 31, 2001 for purposes of the U.S. GAAP reconciliation. In accordance with the new standard, the Company accounts for its existing foreign currency contracts as cash flow hedges.

         In the first quarter of 2001, Celestica adopted retroactively the new Canadian Institute of Chartered Accountants (CICA) Handbook Section 3500 "Earnings per Share", which requires the use of the treasury stock method for calculating diluted earnings per share. This change results in earnings per share calculations, which are consistent with United States GAAP. Previously reported diluted earnings per share have been restated to reflect this change.

         In July 2001, the FASB issued SFAS No. 141 and SFAS No. 142 and the CICA approved Handbook Section 1581 "Business Combinations" and 3062 "Goodwill and Other Intangible Assets". The new standards mandate the purchase method of accounting for business combinations and require that goodwill acquired on business combinations no longer be amortized but instead be tested for impairment at least annually. The standards require that the value of share consideration issued in business combinations be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value share consideration. The new Canadian standards are consistent with U.S. GAAP. Effective July 1, 2001 and for the remainder of the fiscal year, goodwill acquired in business combinations completed after June 30, 2001, will not be amortized and impairment testing will be based on existing standards. Upon full adoption of the standards beginning January 1, 2002, the Company will discontinue amortization for all existing goodwill, evaluate existing intangible assets and make any necessary reclassifications in order to conform with the new criteria for recognition apart from goodwill and test goodwill for impairment in accordance with the new standards. The Company is currently determining the impact of the new standards. It is likely that the elimination of amortization will have a material impact on the financial statements.

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         In October 2001, the CICA approved a new Handbook Section "Stock-Based
Compensation and Other Stock-Based Payments" effective for fiscal periods beginning on or after January 1, 2002. The new Section is based on one of the two US standards covering stock-based compensation arrangements - FASB Statement No. 123 Accounting for Stock-Based Compensation. The new section states that stock-based payments to non-employees and direct awards to employees and non-employees be accounted for using a fair value-based method of accounting. For other stock based transactions with employees, the section requires that pro-forma fair value based income and earnings per share information be disclosed. The company's current practice is in accordance with the new standards.

         In October 2001, the CICA approved a new Accounting Guideline "Hedging Relationships" effective for fiscal years beginning on or after January 1, 2002. The guideline establishes the designation and documentation requirements for purposes of applying hedge accounting. The new guideline does not change the company's accounting for hedges under Canadian GAAP.


         In October 2001, the FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which retains the fundamental provisions of SFAS 121. Statement 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective for fiscal years beginning after December 15, 2001, to be applied prospectively. The company has not determined the impact of Statement 144 on its financial position, results of operations or cash flows.


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